FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENDESA CHILE SIGNED A US$ 200 MILLION REVOLVING LINE OF CREDIT

On December 7 , 2006 Endesa Chile signed a US$ 200 million revolving line of credit, in conditions which allow the company to enjoy greater financial flexibility and liquidity while moving ahead in its next projects and challenges.

This new committed line has a maturity of 3 years and was signed at a rate of Libor plus 25 basis points with a commitment fee of 12.5 basis points. These favorable conditions –in terms of its contractual obligations and rate- reflect the excellent perception of the company by the financial market.

The operation was led by four financial institutions: ABN AMRO, Banco Santander, BNP Paribas and Instituto de Crédito Oficial (ICO).

This facility will be syndicated in the international banking markets during the month of January, for which effect bank meetings will be held in Santiago, New York and Madrid.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: December 12, 2006	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer